EXHIBIT 12
H&R BLOCK
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	2009	2008	2007	2006	2005
Pretax income from continuing operations before change in accounting principle	$839,370	$735,071	$627,261	$531,320	$588,568

FIXED CHARGES:
Interest expense	89,959	64,509	91,134	69,724	79,197
Interest on deposits	14,069	42,878	32,128	—	—
Interest portion of net rent expense (a)	102,685	99,871	94,978	95,189	76,504

Total fixed charges	206,713	207,258	218,240	164,913	155,701

Earnings before income taxes and fixed charges	$1,046,083	$942,329	$845,501	$696,233	$744,269

Ratio of earnings to fixed charges
Including interest on deposits	5.1	4.5	3.9	4.2	4.8
Excluding interest on deposits	5.4	5.7	4.5	4.2	4.8

(a)	One-third of net rent expense is the portion deemed representative of the interest factor.

Note:	In computing the ratio of earnings to fixed charges: (a) earnings have been based on income from continuing operations before income taxes and fixed charges (exclusive of interest capitalized) and (b) fixed charges consist of interest expense and the estimated interest portion of rents. Interest expense on uncertain tax positions has been excluded from fixed charges, as it is included as a component of income taxes in the consolidated financial statements.